News Release	No. 08-156 April 25, 2008

First Project 3 Resource adds 1.9 million ounces
to the Western Bushveld Joint Venture

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group” or the “Company”) announces a first resource estimate on the Project 3 area adding 1.9 million ounces platinum, palladium, rhodium and gold, “4E”, inferred to the Western Bushveld Joint Venture (“WBJV”). Platinum Group holds a 37% interest in the WBJV including the Project 3 area.

The good grades and strong platinum ratios on Project 3 are similar to the ratios of the Project 1 and Project 2 resources, located on the same layers or “reefs”. The Project 3 resources are at a depth of approximately 450 to 500 meters. Drilling is continuing in the Project 3 area.

Western Bushveld Joint Venture Project Summary

Project 1                 Final Feasibility due June 2008, Platinum Group 37%, and Operator

Project 2	Measured and Indicated Resources announced April 22, 2008, mine plan in review by Qualified Persons, Platinum Group 18.5%, Wesizwe Platinum is the Operator

Project 3	Inferred Resources, Platinum Group 37% and Operator

R. Michael Jones President and CEO of Platinum Group said “We now have Project 1, 2 and 3 of the WBJV with defined resources in logical mining blocks. We have final engineering and exploration to complete on the WBJV over the next few months. The next phase of our work will focus around ensuring the marketplace understands our value and growing from there”.

A compiled summary update of all of the company resources and engineering plans by Project will be released shortly.

The Company, as operator of the WBJV, has started scoping level engineering for accessing the Project 3 resources from either the proposed Project 1 or Project 2 mining areas or on its own with a ramp. The area has potential to add to either of Project 1 or 2 which are both at an advanced engineering stage or be a separate mine area on its own. Project 3 will be on its own engineering path over the next few months.

The Western Bushveld Joint Venture is comprised of Platinum Group (37%), Anglo Platinum (AMS-JSE) (37%) and Wesizwe Platinum (WEZ-JSE) (26%). The Company plans to file a report in accordance with Canadian National Instrument 43-101 on the resources in due course.

Project 3 Inferred Resource Estimate100% Interest
	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Potential Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project3 MR (1)	100	4.040	6.26	1.12	25.307	0.814
Project3 UG2 (2)	100	6.129	5.51	1.22	33.781	1.086
Total Inferred	100	10.169	5.81		59.088	1.900

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project3 MR (1)	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project3 UG2 (2)	62%	3.42	28%	1.54	9%	0.50	1%	0.06
(1) MR: Merensky Reef
(2) UG2: Upper Group Seam Number 2 Chromitite

Effective date of the estimate: April 2008

Project 3 Resource Calculation Detail
A 14% geological loss for the Merensky Reef and UG2 Reef respectively was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which includes a high resolution aeromagnetic survey and a 3D seismic survey.

The Merensky mineral resource estimate is based on 24 boreholes with 27 intercepts and the UG2 is based on 15 intercepts within the 224.28 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. (The prill splits and 4E estimates have been tested for reasonableness by kriging on the individual elements).

Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple kriging. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the mineral resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on new order prospecting permits that provide for the right to be converted to mining rights.

Qualified Person, Quality Assurance and Control and Data Verification
Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Mr. Muller has visited the property on numerous occasions and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data. A report will be filed on SEDAR within the time required. The QP has reviewed and approved of this release. R. Michael Jones, P.Eng is the non independent QP for the general project update compiled from Independent QP reports and ongoing work.

The reader is referred to the Company’s filings with the SEC and Canadian Securities Regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Mineral Resources do not have demonstrated economic viability.

Project 2 resources are detailed in a press release dated April 22, 2008 and April 1, 2008 and Project 1 is detailed in a report on www.sedar.com dated October 30, 2007 and in press releases on April 14, 2008, October 16, 2007 and September 7, 2007.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and Director

- 30 -
For further information contact:

R. Michael Jones, President
or John Foulkes, Manager Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
info@platinumgroupmetals.net / www.platinumgroupmetals.net

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.